Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Half Year and the Second Quarter Ended December 31, 2016

First Half Year of Fiscal Year 2017 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $33.8 million, a decrease of 47.3% compared to the comparable prior year period.
•	Total revenues were $202.7 million, a decrease of 27.1% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 29.2%, compared to 39.6% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.56, a decrease of 47.2% compared to the comparable prior year period.
•	Net cash provided by operating activities was $54.1 million for the current period.
•	DSO of 203 days, compared to 158 days for the comparable prior year period.
•	Inventory turnover days of 48 days, compared to 38 days for the comparable prior year period.

Second Quarter of Fiscal Year 2017 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $11.0 million, a decrease of 70.1% compared to the comparable prior year period.
•	Total revenues were $99.1 million, a decrease of 35.1% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 28.7%, compared to 39.8% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.18, a decrease of 70.5% compared to the comparable prior year period.
•	Net cash provided by operating activities was $36.2 million for the current quarter.
•	DSO of 208 days, compared to 138 days for the comparable prior year period.
•	Inventory turnover days of 52 days, compared to 34 days for the comparable prior year period.

Beijing, China – Feb 15, 2017 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2017 the second quarter ended on Dec 31, 2016 (see attached tables).

Industrial Automation (IA) has been developing to the short-term target, which was trying to alleviate continuously declining. Through actively traced our customers’ new demands under adjusting circumstance, we got several significant contracts. For example, in power, we signed the contract to provide products for Yuneng Hengshan 2X1000MW power units, Datang Pingluo 2X660MW power units and Yangmei Xishangzhuang 2X660MW power units. In chemical, we provided DCS and Batch for BASF chemical company. In petrochemical, we won the contract to provide products to a halite project which will produce 1 million tons soda ash per year. In nuclear power, we continued to provide DCS for Hongyanhe #5 & #6 units and Tianwan #5 & #6 units.

Hollysys Automation Technologies, Ltd February 15, 2017	Page 2

For Factory Automation (FA), after by changing strategies from selling products to provide solutions to customers we did have some progress such as Hair project to help the customer improve the level of automation and Intelligence of their Tianjin-based factory which focuses on wash machine, integrated internal resources to improve the production. Others new sub-vertical trials such as Hai Di Lao Hot Pot project helped the customer to improve their efficiency of hot pot based making in the restaurant which is the first food area project under FA customizations. We also provide supervisory control and data analyzing software integration solutions to "China Model Factory" jointly established by Tsinghua University and McKinsey & Company. The project is to raise the level of factory’s productivity, digitalization and intelligence in China. Hollysys aim to make each project into a demonstration project and create values to the customers.

In high-speed railway, due to the negative impact from delaying ATP contract, the performance of high-speed railway for this quarter was less than satisfactory. In addition, since it is the first year for the 13th five-year-plan, the infrastructure of new planned railway is just started. Therefore, in short term, the performance of high speed rail segment was fluctuated. However, from long run, according to the mid and long term plan of high-speed railway and with the increase of the after sell and new products launching, we think the sector will recover in future. For subway, we stick to our strategy to expand new cities. For this quarter, we signed the contract to provide SCADA for Wuhan Subway Line 21.

In the mechanical and electrical installation services, although Concord and Bond are facing some difficulties because of the local political and economic uncertainties in South East Asia and Middle East area, they are still hard working to develop businesses. For example, Concord won the contract to provide SCADA for Macau LRT phase 1. As one of the strategies to expand overseas market, we will ensure a healthy development of Concord and Bond and take use of their advantages such as good customer relations and sales channels to find more international opportunities.

Hollysys Automation Technologies, Ltd February 15, 2017	Page 3

First Half Year and the Second Quarter Ended December 31, 2016 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Six months ended
	Dec 31, 2016	Dec 31, 2015	% Change	Dec 31, 2016	Dec 31, 2015	% Change

Revenues	$99,137	152,773	(35.1)%	$202,679	277,864	(27.1)%
Integrated contract revenue	$89,535	134,159	(33.3)%	$182,600	245,172	(25.5)%
Products sales	$6,057	15,393	(60.7)%	$14,370	26,835	(46.5)%
Service rendered	$3,545	3,221	10.1%	$5,709	5,857	(2.5)%
Cost of revenues	$70,704	91,964	(23.1)%	$143,588	167,875	(14.5)%
Gross profit	$28,433	60,809	(53.2)%	$59,091	109,989	(46.3)%
Total operating expenses	$17,236	19,151	(10.0)%	$30,543	37,305	(18.1)%
Selling	$6,307	7,096	(11.1)%	$11,858	13,720	(13.6)%
General and administrative	$10,819	10,836	(0.2)%	$20,493	19,752	3.8%
Research and development	$8,293	11,890	(30.3)%	$15,990	19,600	(18.4)%
VAT refunds and government subsidies	$(8,183)	(10,671)	(23.3)%	$(17,798)	(15,767)	12.9%
Income from operations	$11,197	41,658	(73.1)%	$28,548	72,684	(60.7)%
Other income, net	$866	1,391	(37.7)%	$1,260	1,777	(29.1)%
Foreign exchange loss	$(715)	(850)	(15.9)%	$(635)	(814)	(22.0)%
Share of net income (losses) of equity investees	$970	(217)	(547.0)%	$2,279	77	2859.7%
Gains on dilution and divestment of the Company’s interests in HollyCon	$-	-	-	$6,005	-	-
Interest income	$512	1,102	(53.5)%	$1,257	2,839	(55.7)%
Interest expenses	$(271)	(384)	(29.4)%	$(400)	(753)	(46.9)%
Income tax expenses	$1,559	5,128	(69.6)%	$4,570	9,783	(53.3)%
Net income attributable to noncontrolling interests	$(9)	785	(101.1)%	$(13)	1,940	(100.7)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$11,009	36,787	(70.1)%	$33,757	64,087	(47.3)%
Non-GAAP basic EPS	$0.18	0.62	(71.0)%	$0.56	1.08	(48.1)%
Non-GAAP diluted EPS	$0.18	0.61	(70.5)%	$0.56	1.06	(47.2)%

Share-based compensation expenses	$918	1,243	(26.1)%	$1,837	2,137	(14.0)%
Amortization of acquired intangible assets	$122	230	(47.0)%	$263	487	(46.0)%
Acquisition-related incentive share contingent consideration	$-	2,366	(100.0)%	$-	(1,745)	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$9,969	32,948	(69.7)%	$31,657	63,208	(49.9)%
GAAP basic EPS	$0.17	0.56	(69.6)%	$0.53	1.07	(50.5)%
GAAP diluted EPS	$0.17	0.55	(69.1)%	$0.52	1.05	(50.5)%

Basic weighted average common shares outstanding	60,070,218	59,071,520	1.7%	59,976,132	59,069,316	1.5%
Diluted weighted average common shares outstanding	60,895,404	60,619,909	0.5%	61,023,669	60,632,435	0.6%

Hollysys Automation Technologies, Ltd February 15, 2017	Page 4

Operational Results Analysis for the Second Quarter Ended December 31, 2016

Comparing to the second quarter of the prior fiscal year, the total revenues for the three months ended December 31, 2016 decreased from $152.8 million to $99.1 million, representing a decrease of 35.1%. Broken down by the revenue types, services revenue increased by 10.1% to $3.5 million, integrated contracts revenue decreased by 33.3% to $89.5 million, and products sales revenue decreased by 60.7% to $6.1 million. In July 2016, the company’s interests in Hollycon were diluted from 51.0% to 30.0% and the Company lost the control of Hollycon. As a result, Hollycon’s financials would not be included in the Company’s consolidated financials from July 2016 on. If Hollycon’s revenue was excluded from the comparable figure for the second quarter of the prior fiscal year, the products sales revenue for the three months ended December 31, 2016 should be decreased by 42.2%.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended Dec 31,				Six months ended Dec 31,
	2016		2015		2016		2015
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	45,792	46.2%	54,276	35.6%	90,831	44.8%	103,742	37.4%
Rail Transportation Automation	23,263	23.5%	63,878	41.8%	56,297	27.8%	118,209	42.5%
Mechanical and Electrical Solution	30,082	30.3%	29,710	19.4%	55,462	27.4%	45,268	16.3%
Miscellaneous	-	-	4,909	3.2%	89	0.0%	10,645	3.8%
Total	99,137	100.0%	152,773	100.0%	202,679	100.0%	277,864	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 28.7% for the three months ended December 31, 2016, as compared to 39.8% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 24.3%, 72.1% and 64.9% for the three months ended December 31, 2016, as compared to 37.2%, 57.4% and 65.2% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 28.6% for the three months ended December 31, 2016, as compared to 39.7% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 24.2%, 72.1% and 64.9% for the three months ended December 31, 2016, as compared to 37.0%, 57.4% and 65.2% for the same period of the prior year respectively.

Selling expenses were $6.3 million for the three months ended December 31, 2016, representing a decrease of $0.8 million or 11.1% compared to $7.1 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 6.4% and 4.6% for the three months ended December 31, 2016, and 2015, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $10.8 million and $10.8 million for the quarter ended December 31, 2016, and 2015, respectively. Presented as a percentage of total revenues, non-GAAP G&A expenses were 10.9% and 7.1% for quarters ended December 31, 2016 and 2015 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $11.7 million and $12.1million for the three months ended December 31, 2016 and 2015, respectively.

Hollysys Automation Technologies, Ltd February 15, 2017	Page 5

Research and development expenses were $8.3 million for the three months ended December 31, 2016, representing a decrease of $3.6 million or 30.3% compared to $11.9 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 8.4% and 7.8% for the quarter ended December 31, 2016 and 2015, respectively.

The VAT refunds and government subsidies were $8.2 million for three months ended December 31, 2016, as compared to $10.7 million for the same period in the prior year, representing a $2.5million or 23.3% decrease, which was primarily due to decrease of the VAT refunds of $3.3 million.

The income tax expenses and the effective tax rate were $1.6 million and 13.5% for the three months ended December 31, 2016, as compared to $5.1 million and 13.2% for comparable prior year period.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustments was $11.0 million or $0.18 per diluted share based on 60.9 million shares outstanding for the three months ended December 31, 2016. This represents a 70.5% decrease over the $25.8 million or $0.43 per share based on 60.6 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $10.0 million or $0.17 per diluted share representing a decrease of 69.7% over the $32.9 million or $0.55 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $110.2 million new contracts for the three months ended December 31, 2016. And the backlog as of December 31, 2016 was $499.4 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Dec 31, 2016		as of Dec 31, 2016
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	46,479	42.1%	119,764	24.0%
Rail Transportation	47,338	43.0%	225,404	45.1%
Mechanical and Electrical Solutions	16,387	14.9%	154,191	30.9%
Total	110,204	100.0%	499,359	100.0%

Cash Flow Highlights

For the three months ended December 31, 2016, the total net cash outflow was $2.2 million. The net cash provided by operating activities was $36.2 million. The net cash used in investing activities was $30.0 million, mainly consisted of $54.4 million time deposits placed with banks, which was partially offset by $24.6 million maturity of time deposits. The net cash used in financing activities was $3.9 million, mainly consisted of $12.0 million payment of dividends, which was partially offset by $5.5 million proceeds from long-term bank loans.

Hollysys Automation Technologies, Ltd February 15, 2017	Page 6

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $285.4 million, $260.9 million, and $275.6 million as of December 31, 2016, September 30, 2016 and December 31, 2015, respectively. As of December 31, 2016, the company held $210.1 million in cash and cash equivalents and $75.3 million in time deposits with original maturities over three months.

For the three months ended December 31, 2016, DSO was 208 days, as compared to 138 days for the comparable prior year period and 207 days for the last quarter; and inventory turnover was 52 days, as compared to 34 days for the comparable prior year period and 48 days for the last quarter.

Outlook for FY 2017

The management concluded, “Consideration on the negative impact from delaying ATP contract, we would like to adjust the guidance for fiscal year 2017 with revenue in the range of $480 million to $520 million and non-GAAP net income in the range of $90 million to $100 million.”

Conference Call

The Company will host a conference call at 8:00 p.m. U.S. Eastern Time on February 14, 2017 / 9:00 a.m. Beijing Time on February 15, 2017, to discuss the financial results for the fiscal year 2017 second quarter ended on December 31, 2016 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 5456927.

4001-200-539	(China)
0080 161 5189	(Taiwan)
+1-855-298-3404	(United States)
+1 631 5142 526	(US – New York)
0800 916 599	(France)
0800 1899 399	(Germany)
0800 837 001	(Switzerland)
1800 801 825	(Australia)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom - London)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

Hollysys Automation Technologies, Ltd February 15, 2017	Page 7

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd February 15, 2017	Page 8

For further information, please contact:

Hollysys Automation Technologies Ltd.
www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd February 15, 2017	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Dec 31,		Six months ended Dec 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$89,535	$134,159	$182,600	$245,172
Products sales	6,057	15,393	14,370	26,835
Revenue from services	3,545	3,221	5,709	5,857
Total net revenues	99,137	152,773	202,679	277,864

Cost of integrated contracts	67,896	84,520	137,810	154,349
Cost of products sold	1,687	6,554	4,143	11,982
Costs of services rendered	1,243	1,120	1,898	2,031
Gross profit	28,311	60,579	58,828	109,502

Operating expenses
Selling	6,307	7,096	11,858	13,720
General and administrative	11,737	12,079	22,330	21,889
Research and development	8,293	11,890	15,990	19,600
VAT refunds and government subsidies	(8,183)	(10,671)	(17,798)	(15,767)
Total operating expenses	18,154	20,394	32,380	39,442

Income from operations	10,157	40,185	26,448	70,060

Other income (expense), net	866	(975)	1,260	3,522
Foreign exchange loss	(715)	(850)	(635)	(814)
Share of net income (losses) of equity investees	970	(217)	2,279	77
Gains on dilution and divestment of the Company’s interests in HollyCon	-	-	6,005	-
Interest income	512	1,102	1,257	2,839
Interest expenses	(271)	(384)	(400)	(753)
Income before income taxes	11,519	38,861	36,214	74,931

Income taxes expenses	1,559	5,128	4,570	9,783
Net income	9,960	33,733	31,644	65,148

Net (loss) income attributable to noncontrolling interests	(9)	785	(13)	1,940
Net income attributable to Hollysys Automation Technologies Ltd.	$9,969	$32,948	$31,657	$63,208

Other comprehensive income (loss), net of tax of nil
Translation adjustments	(29,683)	(9,250)	(42,108)	(38,705)
Comprehensive income	(19,723)	24,483	(10,464)	26,443

Less: comprehensive (loss) income attributable to noncontrolling interests	(11)	818	(8,518)	1,706
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$(19,712)	$23,665	$(1,946)	$24,737

Net income per ordinary share:
Basic	0.17	0.56	0.53	1.07
Diluted	0.17	0.55	0.52	1.05
Shares used in income per share computation:
Weighted average number of ordinary shares	60,070,218	59,071,520	59,976,132	59,069,316
Weighted average number of diluted ordinary shares	60,895,404	60,619,909	61,023,669	60,632,435

Hollysys Automation Technologies, Ltd February 15, 2017	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Dec 31,	Sep 30,
	2016	2016
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$210,115	$212,284
Time deposits with original maturities over three months	75,282	48,570
Restricted cash	42,802	43,653
Accounts receivable, net of allowance for doubtful accounts of $43,017 and $42,362 as of December 31, 2016 and September 30, 2016, respectively	219,173	239,990
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,355 and $6,980 as of December 31, 2016 and September 30, 2016, respectively	147,097	163,714
Other receivables, net of allowance for doubtful accounts of $1,218 and $1,266 as of December 31, 2016 and September 30, 2016, respectively	11,999	16,646
Advances to suppliers	10,027	11,674
Amounts due from related parties	27,299	28,411
Inventories	40,001	40,610
Prepaid expenses	754	513
Income tax recoverable	4,497	6,415
Deferred tax assets	10,103	7,191
Total current assets	799,149	819,671

Non-current assets
Restricted cash	481	1,271
Prepaid expenses	8	3
Property, plant and equipment, net	78,933	81,076
Prepaid land leases	10,026	10,608
Acquired intangible assets, net	524	706
Investments in equity investees	33,951	34,375
Investments in cost investees	3,927	4,092
Goodwill	55,821	59,120
Deferred tax assets	1,526	2,185
Total non-current assets	185,197	193,436

Total assets	984,346	1,013,107

Hollysys Automation Technologies, Ltd February 15, 2017	Page 11

	Dec 31,	Sep 30,
	2016	2016
	(Unaudited)	(Unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	2,036	1,135
Current portion of long-term loans	9,860	6,566
Dividends payable	-	11,973
Accounts payable	95,544	104,679
Deferred revenue	103,062	89,314
Accrued payroll and related expenses	15,243	13,017
Income tax payable	6,852	6,802
Warranty liabilities	6,174	6,308
Other tax payables	6,837	14,262
Accrued liabilities	35,632	41,981
Amounts due to related parties	2,357	1,516
Deferred tax liabilities	7,929	7,219
Total current liabilities	291,526	304,772

Non-current liabilities
Long-term loans	20,639	20,642
Deferred tax liabilities	822	908
Warranty liabilities	3,473	3,509
Total non-current liabilities	24,934	25,059

Total liabilities	316,460	329,831

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,259,599 and 59,863,599 shares issued and outstanding as of December 31, 2016 and September 30, 2016, respectively	60	60
Additional paid-in capital	223,041	218,682
Statutory reserves	41,299	36,561
Retained earnings	445,546	440,341
Accumulated other comprehensive income	(42,071)	(12,390)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	667,875	683,254

Noncontrolling interests	11	22
Total equity	667,886	683,276

Total liabilities and equity	$984,346	$1,013,107

Hollysys Automation Technologies, Ltd February 15, 2017	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended	Six months ended
	Dec 31, 2016	Dec 31, 2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$9,960	$31,644
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,514	2,866
Amortization of prepaid land leases	46	94
Amortization of intangible assets	146	286
Allowance for doubtful accounts	2,023	3,260
Loss on disposal of property, plant and equipment	5	26
Share of net income from equity investees	(970)	(2,279)
Gains on dilution and divestment of the Company’s interests in HollyCon	-	(6,005)
Share based compensation expenses	918	1,836
Deferred income tax benefit	(1,827)	(3,195)
Accretion of convertible bond discount	277	334
Changes in operating assets and liabilities:
Accounts receivable	8,692	1,232
Costs and estimated earnings in excess of billings	9,770	34,267
Inventories	(996)	(6,070)
Advances to suppliers	1,211	954
Other receivables	4,067	571
Deposits and other assets	(250)	(17,306)
Due from related parties	(23)	(534)
Accounts payable	(4,504)	(2,554)
Deferred revenue	17,909	26,795
Accruals and other payable	(7,624)	(4,897)
Due to related parties	930	919
Income tax payable	1,941	2,387
Other tax payables	(7,020)	(10,558)
Net cash provided by operating activities	36,195	54,073

Cash flows from investing activities:
Time deposits placed with banks	(54,405)	(74,799)
Purchases of property, plant and equipment	(167)	(434)
Maturity of time deposits	24,610	27,933
Proceeds from disposal of property, plant and equipment	-	34
Cash reduced upon deconsolidation of subsidiary	-	(16,681)
Net cash used in investing activities	(29,962)	(63,947)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,956	3,108
Repayments of short-term bank loans	(889)	(3,917)
Proceeds from long-term bank loans	5,518	5,665
Repayments of long-term bank loans	(1,919)	(2,149)
Proceeds from exercise of options	3,442	5,802
Payment of Dividends	(11,973)	(11,973)
Net cash provided by financing activities	(3,865)	(3,464)

Effect of foreign exchange rate changes	(4,537)	(5,642)
Net increase in cash and cash equivalents	$(2,169)	$(18,980)

Cash and cash equivalents, beginning of period	$212,284	$229,095
Cash and cash equivalents, end of period	210,115	210,115

Hollysys Automation Technologies, Ltd February 15, 2017	Page 13

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Six months ended
	Dec 31,		Dec 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$67,896	$84,520	$137,810	$154,349
Less: Amortization of acquired intangible assets	122	230	263	487
Non-GAAP cost of integrated contracts	$67,774	$84,290	$137,547	$153,862

General and administrative expenses	$11,737	$12,079	$22,330	$21,889
Less: Share-based compensation expenses	918	1,243	1,837	2,137
Non-GAAP general and administrative expenses	$10,819	$10,836	$20,493	$19,752

Other income, net	$866	$(975)	$1,260	$3,522
Add: acquisition-related incentive share contingent consideration fair value adjustment	-	2,366	-	(1,745)
Non-GAAP other income, net	$866	$1,391	$1,260	$1,777

Net income attributable to Hollysys Automation Technologies Ltd.	$9,969	$32,948	$31,657	$63,208
Add:
Share-based compensation expenses	918	1,243	1,837	2,137
Amortization of acquired intangible assets	122	230	263	487
Acquisition-related consideration adjustment	-	2,366	-	(1,745)
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$11,009	$36,787	$33,757	$64,087

Weighted average number of basic ordinary shares	60,070,218	59,071,520	59,976,132	59,069,316
Weighted average number of diluted ordinary shares	60,895,404	60,619,909	61,023,669	60,632,435
Non-GAAP basic earnings per share	$0.18	$0.62	$0.56	$1.08
Non-GAAP diluted earnings per share	$0.18	$0.61	$0.56	$1.06